EXHIBIT 11

           BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES
                   COMPUTATION OF EARNINGS PER COMMON SHARE
                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                 (UNAUDITED)

                                             Three Months        Nine Months
                                                Ended               Ended
                                             September 30,      September 30,
                                            1995      1994     1995      1994
                                           -------  --------  -------  --------
Net income
-----------------------------------------

  Primary:
    Net income                             $  139   $   115   $  377   $   274
    Convertible preferred stock dividends      (5)       (5)     (16)      (16)
                                           -------  --------  -------  --------
    Net income available for common
      stockholders                         $  134   $   110   $  361   $   258
                                           =======  ========  =======  ========

  Fully diluted:
    Net income                             $  139   $   115   $  377   $   274
                                           =======  ========  =======  ========

Weighted average number of shares
-----------------------------------------

  Primary:
    Average common shares outstanding        94.9      89.3     91.3      89.1
    Common share equivalents resulting
      from assumed exercise of stock
      options                                 2.0       0.9      1.4       1.1
                                           -------  --------  -------  --------
                                             96.9      90.2     92.7      90.2
                                           =======  ========  =======  ========
  Fully diluted:
    Average common shares outstanding        94.9      89.2     91.3      89.1
    Common shares resulting from assumed
      conversion of convertible preferred
      stock                                   7.3       7.4      7.3       7.4
    Common share equivalents resulting
      from assumed exercise of stock
      options assuming full dilution          2.1       0.9      1.9       1.1
                                           -------  --------  -------  --------
                                            104.3      97.5    100.5      97.6
                                           =======  ========  =======  ========
Earnings per common share
-----------------------------------------

  Primary                                  $ 1.38   $  1.22   $ 3.90   $  2.86
  Fully diluted                              1.34      1.18     3.76      2.81


Primary earnings per common share are computed by dividing net income, after deduction of preferred stock dividends, by the weighted average number of common shares and common share equivalents outstanding. Fully diluted earnings per common share are computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents are computed using the treasury stock method. An average market price is used to determine the number of common share equivalents for primary earnings per common share. The higher of the average or end-of-period market price is used to determine common share equivalents for fully diluted earnings per common share. In addition, the if-converted method is used for convertible preferred stock when computing fully diluted earnings per common share. The average number of common shares used for earnings per share calculations through September 30, 1995 reflect the effect of common shares issued in connection with the September 22, 1995 merger with SFP as outstanding for only nine days. Future calculations will therefore reflect a significant increase in the number of outstanding common shares.

Earnings per common share may not compute due to the level of rounding in this exhibit.